SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Acquisition of Shares of Korea Exchange Bank

On May 19, 2006, the Board of Directors of Kookmin Bank passed a resolution to approve the acquisition of shares of KEB. The acquisition details are as follows:

■	Number of shares to be acquired: 416,750,000 shares

                                  64.62% of KEB’s outstanding shares

■	Purchase price: 6,334,600 million Won

■	Total number of shares of KEB after the acquisition: 416,750,000 shares

■	Method of acquisition: Transaction with the major shareholder of KEB

■	Purpose of acquisition: Through its acquisition of KEB, Kookmin Bank seeks to enhance shareholder value by strengthening its financial services and recognizing significant synergies.

-	The number of shares to be acquired includes shares that may be acquired by a consortium of co-purchasers not yet determined.

-	The Export-Import Bank of Korea has the right, following the execution of the Share Purchase Agreement, to require Kookmin Bank to purchase KEB shares owned by it. If Kookmin Bank is required to purchase the shares from Export-Import Bank of Korea, Kookmin Bank’s stake will increase from 64.62% (416,750,000 shares) to 70.87% (457,064,387 shares) of KEB’s outstanding shares.

-	The closing date for the acquisition is not yet fixed. The closing is conditioned upon the satisfaction of certain closing conditions, and shall occur on the latter of 45 days after the contract date and 5 business days after completion of the government approval process.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 19, 2006	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director

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